File No. 70-9473









                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                POST-EFFECTIVE AMENDMENT NO.  1

                               TO

                            FORM U-1

                    APPLICATION/DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           (the Act)

     National Grid Group plc         National Grid USA
    15 Marylebone Road               25 Research Drive
    London                                        Westborough, MA 01582
    NW1 5JD
    England


            (Name of company filing this statement and address of principal executive offices)

                     National Grid Group plc

          (Name of top registered holding company parent of each applicant or declarant)

      Fiona Smith                                       Markian M. W. Melnyk
    National Grid Group plc        LeBoeuf, Lamb, Greene & MacRae, L.L.P.
    National Grid House            1875 Connecticut Ave., N.W, Suite 1200
    15 Marylebone Road             Washington, DC 20009-5728
    London                       Telephone: (202) 986-8000
      NW1 5JD                    Facsimile:   (202) 986-8102
    England
    Telephone: 011-44-207-312-5600
    Facsimile:   011-44-207-312-5669


    Kirk L. Ramsauer
    National Grid USA
    25 Research Drive
    Westborough, MA 01582
    Telephone: (508) 389-2972
    Facsimile:   (508) 389-3518


             (Names and addresses of agents for service)


         Application/Declaration on Form U-1, (Commission's File No. 70-
    9473), is hereby amended by this Post-Effective Amendment No. 1 in order to file an updated appointment of Agent for Service of Process for National Grid Group plc (National Grid). In the original filing of
    Exhibit 0-1 to File No. 70- 9473, National Grid undertook to advise the Commission promptly of any change to the Agent's name and this amendment changes the agent from Cheryl A. LaFleur to Lawrence J. Reilly, Senior Vice President and General Counsel for National Grid USA.

    Item 6.  Exhibits
    ---------------------

    O-1  Appointment of Agent for Service of Process


                            SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Post-Effective Amendment No. 1 to the Application-Declaration, File No. 70-9473, to be signed on its behalf by the undersigned thereunto duly authorized.


                                     National Grid Group plc


                                     s/Richard P. Sergel
                                     By:_____________________________
                                           Richard P. Sergel
                                           Group Director



                                     National Grid USA


                                     s/Richard P. Sergel
                                     By:_____________________________
                                         Richard P. Sergel
                                           President






                                                    Exhibit O-1

           Appointment of Agent for Service of Process
  ----------------------------------------------------------------

         National Grid Group plc ("National Grid") is organized under the laws of England and Wales and has its principal place of business at:

         National Grid Group plc
         15 Marylebone Road
         London
         NW1 5JD
         United Kingdom
         (44) 20 7312 5600 (tel)

         National Grid, on behalf of its officers and directors who are not residents of the United States, ("Officers and Directors") hereby designates and appoints:

         Lawrence J. Reilly ("Agent")
         Senior Vice President and General Counsel
         National Grid USA
         25 Research Drive
         Westborough, MA 01582
         USA
         (508) 389 - 2000 (tel)

    as the agent for the Officers and Directors upon whom may be served any process, pleadings, subpoenas, or other papers in:

         (a) any investigation or administrative proceeding conducted by the Commission; and

         (b) any civil suit or action brought against National Grid or the Officers and Directors or to which National Grid or the Officers and Directors have been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the provisions of the acts administered by the Commission. National Grid stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

         National Grid stipulates and agrees to appoint a successor agent for service of process if National Grid discharges the Agent or the Agent is unwilling or unable to accept service on behalf of National Grid at any time until National Grid is no longer a registered holding company under the Public Utility Holding Company Act of 1935. National Grid further undertakes to advise the Commission promptly of any change to the Agent's name and address.

         National Grid undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the provisions of the acts administered by the Commission.

         National Grid has duly caused this exhibit to Application-Declaration File No. 70-9473 to be signed on its behalf by the undersigned thereto duly authorized.

         The signature of National Grid and of the persons on their behalf are restricted to the information contained in this exhibit which is pertinent to the Application-Declaration File No. 70-9473 of the respective companies.


                                s/Fiona Smith

                                Fiona Smith
                                Company Secretary and General
                                Counsel
                                National Grid Group plc
                                March 5, 2001

       This statement has been signed by the following person in the capacity and on the date indicated.


                                s/Lawrence J. Reilly
                                Lawrence J. Reilly
                                Senior Vice President and General
                                Counsel
                                National Grid USA
                                March 5, 2001



                                         National Grid Group plc

                                         Richard P. Sergel
                                         Group Director



                                   April 25, 2001



    Securities and Exchange Commission
    Judiciary Plaza
    450 Fifth Street, N.W.
    Washington, D. C. 20549

      Re:    File No. 70-9473

    Ladies and Gentlemen:

      National Grid USA and its subsidiaries are participants in the Electronic Data Gathering and Retrieval Program.

      Submitted herewith in electronic format for filing with the Commission is Post-Effective Amendment No. 1 Form U-1
    Application/Declaration regarding Appointment of Agent.

                                         Very truly yours,

                                   s/ Richard P. Sergel




                                   25 Research Drive
                                   Westborough, MA 01582-0001
                                   508.389.2000 Fax: 508.366-5498